UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington. D.C. 20549


                                SCHEDULE 13D


                  Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                               SUNRISE BANCORP
            ____________________________________________________
                              (Name of Issuer)

                                COMMON STOCK
____________________________________________________________________________
                       (Title of Class of Securities)
                                  86768F107
                     _____________________________________
                                (CUSIP Number)

  Philip V. Oppenheimer 119 West 57th St. New York, NY 10019 (212) 489-7527
  _________________________________________________________________________
     (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                                June 6, 1996
                              _________________
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ____ .

Check the following box if a fee is being paid with the statement_X_. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                SCHEDULE 13D

CUSIP NO.  86768F107

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      OPPENHEIMER-SPENCE FINANCIAL SERVICES PARTNERSHIP L.P.
            13-3747447

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)___
                                                                  (b)___
3     SEC USE ONLY

4     SOURCE OF FUNDS*

                00

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                ____
      IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6     CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE

                         7      SOLE VOTING POWER
      NUMBER OF
       SHARES                         220,778
     BENEFICIALLY        8      SHARED VOTING POWER
       OWNED BY
        EACH                          0
    REPORTING PERSON     9      SOLE DISPOSITIVE POWER

                                      220,778
                        10      SHARED DISPOSITIVE POWER

                                      0
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  220,778

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                  ____

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.2%

14       TYPE OF REPORTING PERSON*
                  PN
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Item 1.         Security and Issuer.

                This statement relates to the Common Stock of Sunrise Bancorp (the "Issuer"). The Issuer's principal executive offices are located at 5 SierraGate Plaza Roseville, California 95678.


Item 2.         Identity and Background.

(a) The name of the person filing this statement is Oppenheimer-Spence Financial Services Partnership L.P. a Delaware limited partnership (the "Partnership"), Philip V. Oppenheimer and John W. Spence III, and P. Oppenheimer Administrative Corp., a Delaware corporation, which is controlled by Philip V. Oppenheimer, are the general partners of the Partnership.

(b)             The principal business address of the Partnership, Philip V.
Oppenheimer and P. Oppenheimer Administrative Corp. is 119 West 57th Street, New York, New York 10019. The principal business address of John W. Spence III is 4712 Clendenin Nashville, Tennessee 37220.

(c) The principal business of the Partnership is to purchase, sell, trade and invest in securities. The principal business of P. Oppenheimer & Administrative Corp. is the furnishing of administrative support for the limited partnerships for which it is a general partner. The principal business of Philip V. Oppenheimer is to serve as an executive officer of P. Oppenheimer & Associates Inc. and as a general partner of the Partnership. Philip V. Oppenheimer is the sole executive officer, director and shareholder of P. Oppenheimer Administrative Corp. The principal business of John W. Spence III is to serve as a general partner of the Partnership, as the general partner of Spence Limited, L.P., and to publish a monthly news letter covering financial services.

(d) During the last five years, none of the persons or entities listed in the response to Item 2 (a) above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the persons or entities listed in the response to Item 2 (a) above was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Philip V. Oppenheimer and John W. Spence III are citizens of the United States of America.
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Item 3.         Source and Amount of Funds or Other Consideration.

                The Partnership used $550,013.18 of its own liquid funds and from its margin account at Pershing to acquire 200,578 shares of the Issuer's Common Stock between January 13, 1995 and March 11, 1996.

                The Partnership used $15,262.00 from its margin account at Pershing to acquire 5,200 shares of the Issuer's Common Stock on May 15, 1996.

                The Partnership used $42,150.00 from its margin account at Pershing to acquire the 15,000 shares of the Issuer's Common Stock it acquired on June 6, 1996.

Item 4.         Purpose of the Transaction.

                The reporting persons have acquired their shares of the Common Stock of the Issuer for the purpose of investment. The reporting persons do not intend to seek control of the Issuer. Depending on market conditions and other factors that they may deem material, the reporting persons may purchase additional shares of the Issuer's Common Stock or may dispose of all or a portion of the Issuer's Common Stock they now own or may hereafter acquire

Item 5.         Interest in Securities of the Issuer.

(a) The Partnership owns 220,778 shares of the Issuer's Common Stock. Based upon 4,263,298 shares of the Issuer's Common Stock issued and outstanding on March 31, 1996 the Partnership's ownership represents 5.179% of the class. Philip V. Oppenheimer and P. Oppenheimer & Administrative Corp. do not directly own any shares of the Issuer's Common Stock, but have shared power with John W. Spence III to vote and dispose of the shares owned by the Partnership.

(b) The Partnership has sole voting and dispositive power for the 220,778 shares of the Issuer it currently owns and Philip V. Oppenheimer, John W. Spence III and the P. Oppenheimer Administrative Corp. share voting and dispositive power with respect to shares owned by the Partnership. The Partnership is controlled by Philip V. Oppenheimer and John W. Spence III.

(c) The Partnership acquired 5,200 shares of the Issuer's Common Stock on May 15, 1996, at a price (excluding commissions) of $2.875 per share. All of such shares were acquired in open-market purchases over-the-counter.

                The Partnership acquired 15,000 shares of the Issuer's Common Stock on June 6, 1996 at a price (excluding commissions) of $2.75 per share. All of such shares were acquired in open-market purchases over-the-counter.

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(d)             No person other than the Partnership, acting through Philip
V. Oppenheimer, John W. Spence III, and P. Oppenheimer Administrative Corp. as general partners, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock owned by the Partnership.


(e)             Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                None.


Item 7.         Material to Be Filed as Exhibits.

                EXHIBIT 1: Joint filing agreement among Oppenheimer-Spence Financial Services Partnership L.P., Philip V. Oppenheimer, and John W. Spence III.

Signature
_________

                After reasonable inquiry and to the best of my knowledge and belief, the Partnership, Philip V. Oppenheimer, and John W. Spence certify that the information set forth in this statement is true, complete and correct.


                             OPPENHEIMER-SPENCE FINANCIAL
June 13, 1996                SERVICES PARTNERSHIP L.P.
_____________
Date                                   Signature



                                         By:  /s/ Philip V. Oppenheimer
                                             ___________________________
                                                  Philip V. Oppenheimer
                                                  General Partner



                                         By:  /s/ John W. Spence III
                                             ___________________________
                                                  John W. Spence III
                                                  General Partner